ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

June 15, 2017

Via E-Mail

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	ZK International Group Co., Ltd.

Pre-effective Amendment 1 to Registration Statement on Form F-1

Submitted June 12, 2017

File No. 333-218198

Dear Ms. Long:

We are in receipt of your comment letter dated June 14, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Prospectus’ Outside Front Cover Page

1.	Refer to your response to comment 1 in our June 1, 2017. Revise the disclosure on the prospectus’ outside front cover page to state that all funds will be returned promptly to investors within five business days if you do not sell at least 1,000,000 ordinary shares by September 30, 2017. We note the disclosure under “Underwriting” on page 85.

RESPONSE: We note the Staff’s comment, and in response thereto, have revised the disclosure on the cover page of the amended registration statement to clarify that all funds will be returned promptly to investors within five business days if we do not sell at least 1,000,000 ordinary shares by September 30, 2017.

Board Committees, page 65

2.	Refer to your response to comment 4 in our June 1, 2017 letter. Identify the chairs of the compensation and governance committees.

RESPONSE: We note the Staff’s comment, and in response thereto, have provided the respective chair for each committee on page 65 of the amended registration statement.

Governance Committee, page 66

3.	Refer to your response to comment 5 in our June 1, 2017 letter. Based on your supplemental response, we believe you mean to refer to the Governance Committee’s review of “red flags” or issues…” Please revise your disclosure as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, have revised the disclosure to clarify that the Governance Committee (and not the Compensation Committee) shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board of Directors. (pg 66)

Director Compensation, page 67

4.	Disclosure in this section continues to refer to a class of directors. Please revise, consistent with your response to comment 3.

RESPONSE: We note the Staff’s comment, and in response thereto, have removed the disclosure relating to class of directors under “Director Compensation” on pg 67. In addition, we have provided disclosure under “Term of Director and Officer” that all directors hold office until the next annual meeting of shareholders at which they would be recommended for re-election by the shareholders and until their successors have been duly elected and qualified.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

ZK International Group Co., Ltd.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chairman of the Board & Chief Executive Officer